EXHIBIT 99.1

LJ INTERNATIONAL INC
INDEX

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	March 31	December 31
	2004	2003
	(Unaudited)
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	5,340	2,722
Restricted cash	5,913	5,931
Trade receivables, net of allowance for doubtful accounts (US$159 as of March 31,2004 and December 31, 2003)	10,804	15,243
Derivative contracts	721	651
Inventories	23,526	21,487
Prepayments and other current assets	4,562	3,726

Total current assets	50,866	49,760
Properties held for lease, net	1,493	1,506
Property, plant and equipment, net	4,728	4,931
Due from related parties	508	508
Goodwill, net	1,521	1,521
Investment securities, net	2,460	2,460

Total assets	61,576	60,686

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	3,294	1,312
Notes payable, current portion	1,550	1,516
Capitalized lease obligation, current portion	18	18
Letters of credit, gold and other loans	14,719	16,737
Embedded derivative	1,501	1,430
Trade payables	5,764	8,417
Accrued expenses and other payables	5,195	2,864
Income taxes payable	322	326
Deferred taxation	87	87

Total current liabilities	32,450	32,707
Other payables, non-current	73	77

Total liabilities	32,523	32,784

Minority interest	—	—

Stockholders’ equity
Common stocks, par value US$0.01 each,
Authorized – 100 million shares,
Issued –
10,650,576 shares as of March 31, 2004; 9,890,006 shares as of December 31, 2003	107	99
Additional paid-in capital	20,524	19,802
Accumulated other comprehensive loss	(151)	(151)
Retained earnings	8,573	8,152

Total stockholders’ equity	29,053	27,902

Total liabilities and stockholders’ equity	61,576	60,686

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended
	March 31
	2004	2003
	US$	US$
Operating revenue	14,497	11,139
Costs of goods sold	(11,061)	(8,286)

Gross profit	3,436	2,853
Selling, general and administrative expenses	(2,864)	(2,419)

Operating income	572	434
Other revenue and expense
Other revenues	32	60
Interest expenses	(182)	(144)

Income before income taxes and minority interest	422	350
Income taxes	(1)	—

Income before minority interest	421	350
Minority interest	—	8

Net income	421	35

Numerator:
Net income used in computing basic and diluted earnings per share	421	358

Denominator:
Weighted average number of shares used in calculating basic earnings per share	10,381,000	8,353,415
Effect of dilutive potential ordinary shares:
Warrants & stock options	1,523,788	—

Weighted average number of shares used in calculating diluted earnings per share	11,904,788	8,353,415

Earnings per share:
Basic	0.04	0.04

Diluted	0.04	0.04

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)

Three months ended March 31, 2004

				Accumulated
	Common Stock		Additional	Other
			Paid-in	Comprehensive	Retained
	Shares	Par Value	Capital	Loss	Earnings	Total
		US$	US$	US$	US$	US$
Balance as of December 31, 2003	9,890,006	99	19,802	(151)	8,152	27,902
Net income	—	—	—	—	421	421

Comprehensive income						421
Issuance of common stock upon exercise of stock options	365,000	4	726			730
Issuance of common stock upon exercise of warrants	395,570	4	(4)			—

Balance as of March 31, 2004	10,650,576	107	20,524	(151)	8,573	29,053

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)

Three months ended March 31, 2003

	Common Stock			Treasury Stock		Accumulated
			Additional			Other
		Par	Paid-in		Purchase	Comprehensive	Retained
	Shares	Value	Capital	Share	Cost	Loss	Earnings	Total
		US$	US$		US$	US$	US$	US$
Balance as of December 31, 2002	8,671,615	87	17,410	(318,200)	(391)	(151)	6,339	23,294
Net income	—	—	—	—	—	—	358	358

Comprehensive income								358

Balance as of March 31, 2003	8,671,615	87	17,410	(318,200)	(391)	(151)	6,697	23,652

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

	Three months ended
	March 31
	2004	2003
	US$	US$
Cash flows from operating activities:
Net income	421	358
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and impairment loss on property, plant and equipment	280	312
Unrealised gain on gold loan	—	(99)
Allowance for doubtful debts	—	(28)
Minority interests	—	(8)
Changes in operating assets and liabilities:
Trade receivables	4,439	1,220
Inventories	(2,039)	963
Prepayments and other current assets	(836)	(192)
Trade payables	(2,653)	(2,998)
Accrued expenses and other payables	2,328	405
Letters of credit	(2,018)	866

Net cash (used in) provided by operating activities	(78)	799

Cash flows from investing activities:
Change in restricted cash	18	895
Purchase of property, plant and equipment	(64)	(83)

Net cash (used in) provided by investing activities	(46)	812

Cash flows from financing activities:
Change in bank overdrafts	1,982	(2,157)
Proceeds from issuance of shares upon exercise of stock options	730	—
Loans acquired	752	615
Repayment of loans	(718)	(208)
Repayment of capitalized leases	(4)	(11)

Net cash provided by (used in) financing activities	2,742	(1,761)

Net increase (decrease) in cash and cash equivalents	2,618	(150)
Cash and cash equivalents, at beginning of period	2,722	997

Cash and cash equivalents, at end of period	5,340	847

Supplemental disclosure:
Cash paid during the period for:
Interest	182	144
Taxes (refunded)	5	(27)

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2003 IS UNAUDITED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LJ International Inc. (the Company) and its subsidiaries (collectively the Group) are principally involved in the design, manufacture, marketing and sale of precious and semi-precious gemstones jewelry as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its sales are currently in the United States of America (US). The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.

The unaudited condensed consolidated financial statements included the accounts of LJ International Inc. (the “Company”) and its subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation. The accompanying unaudited first quarter condensed consolidated financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Company’s annual report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 30, 2004.

The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting of normal recurring accruals, which are necessary to present a fair statement of the results for the first quarter presented.

The first quarter figures are not necessarily indicative of the results to be expected for the fiscal year due to the seasonal nature of the business.

Certain prior period amounts have been reclassified to conform to current period presentation.

2.	INVENTORIES

Inventories consist of:

	As of	As of
	March 31	December 31
	2004	2003
	US$'000	US$'000
Raw materials	16,387	14,774
Work-in-progress	876	742
Finished goods	6,263	5,971

	23,526	21,487

3.	STOCK REPURCHASE PROGRAM

In September 2001, the Company announced a Common Stock repurchase program pursuant to which the Company may repurchase up to 1,000,000 shares of Common Stock.

As of March 31, 2003, the Company purchased, through open market purchases, 318,200 shares of common stock of the Company at an aggregate consideration of approximately US$391,000. In July 2003, the Company sold 318,200 shares to a non-affiliated party for a consideration of US$541,000.

4	STOCK BASED COMPENSATION

The 1998 Stock Compensation Plan

Effective June 1, 1998, the Company adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

•	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

•	provide additional incentive for them to promote the Company’s success and the Company’s business; and

•	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.

Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of             shares with an exercise price equal to the then last sale price of the stock on April 30, 2001, for a new term of seven years expiring April 30, 2008.

As of March 31, 2004, 1,487,500 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:

•	stock options to purchase 1,449,000 and 872,000 shares at $2.00 per share through April 30, 2008 and June 30, 2013 respectively, of which 1,640,000 are held by our directors and officers as a group.

The 2003 Stock Compensation Plan

Effective July 1, 2003, we adopted and approved the 2003 Stock Compensation Plan, which our shareholders approved on December 5, 2003. The purpose of the plan is to:

•	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

•	provide additional incentive for them to promote the Company’s success and the Company’s business; and

•	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.

Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2013. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

As of March 31, 2004, no options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:

•	stock options to purchase 1,128,000 shares at $2.00 per share through June 30, 2013, of which 316,000 are held by our directors and officers as a group.

We record compensation expense for stock-based employee compensation plans using the intrinsic value method in which compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. As the exercise price of the Company’s incentive stock options is same as or higher than the market price of the underlying stock on the date of grant, pursuant to APB No. 25, no compensation expense has been recognized for stock options granted to employees for each of the periods presented.

LJ INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2003 IS UNAUDITED)

We are a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the semi-precious jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with semi-precious stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and TV shopping channels and discount chain stores throughout North America, Western Europe and Japan. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and manufacturing further enhance our competitive position.

We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection (IJC) for those customers that need higher levels of service and training.

We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:

•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	TV shopping channels; and

•	discount chain stores.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED
MARCH 31, 2004 AND MARCH 31, 2003

Net sales for the three months period ended March 31, 2004 were approximately $14,497,000, an increase of 30% from net sales of approximately $11,139,000 for the same period last year. The increase in sales was primarily due to the acceptance of new products, the addition of new customers and the increase in orders from existing customers.

Gross profit margin decreased to approximately 23.7% of net sales for the three months period ended March 31, 2004 compared to approximately 25.6% for the same period last year. It was attributable to the increase in selling commission on increased sales volumes.

Selling, general and administrative expenses for the three months period ended March 31, 2004 were approximately $2,864,000 or 19.8% of net sales compared to approximately $2,419,000 or 21.7% of net sales for the same period last year, representing a decrease of 1.9%.

Other revenues included interest income and rental incomes. Interest income for the three months period ended March 31, 2004 decreased to $1,000 from $11,000 for the same period last year. Rental income for the three months period ended March 31, 2004 decreased to $31,000 from $49,000 for the same period last years.

Interest expenses for the three months period ended March 31, 2004 were approximately $182,000, an increase of $38,000 or 26.4% from approximately $144,000 for the same period last year. It was primarily due to increased utilization level of bank overdraft , letters of credit and factoring facilities.

As a result of the above factors, the Company had a net income for the three months period ended March 31, 2004 of $421,000 representing an increase of 17.6% from $358,000 for the same period last year.

Basic and diluted earning per share for the three months period ended March 31, 2004 and March 31, 2003 were both $0.04. It was due to the enlarged number of outstanding shares for the period ended March 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

Cash Flows:

Operating Activities:

Net cash used in operating activities during the three months period ended March 31,2004 was $78,000, compared to net cash provided by operating activities of $799,000 in the same period last year. The net cash used reflected the settlement of trade creditors and letters of credit on maturity.

Investing Activities:

Net cash used in investing activities during the three months period ended March 31, 2004 was $46,000, compared to net cash provided by investing activities of $812,000 in the same period last year. It was primarily contributed by the release of restricted cash from bank in the same period last year.

Financing Activities:

Net cash provided by financing activities during the three months period ended March 31, 2004 was $2,742,000, which represented the increase of bank overdrafts, new bank loans acquired, and offset by the repayment of matured bank loans. For the same period last year, net cash used in financing activities was $1,761,000, which included the reduced level of bank overdrafts and loans with the surplus cash.

Financing Sources

Banking Facilities and Notes Payables

We have various letters of credit and overdraft under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of a director.

     Letters of Credit, overdrafts and others:

	As of March 31	As of December 31
	2004	2003
	US$'000	US$'000
Facilities granted:
Letters of credit	20,005	19,005
Overdraft	3,397	3,397

	23,402	22,402

Utilized:
Letters of credit	11,601	13,619
Overdraft	3,294	1,312

	14,895	14,931

The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.

     Notes payable:

	As of March 31	As of December 31
	2004	2003
	US$'000	US$'000
Notes payable	1,550	1,516

We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.

Gold Loan Facilities:

	As of	As of
	March 31	December 31
	2004	2003
	US$'000	US$'000
Gold loan outstanding (in $)	3,118	3,118

Gold loan outstanding (in troy ounces)	10,900	10,900
Gold loan interest rate	1.55%-2.4%	1.5%-2.5%

We have also secured “gold loan” facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so in 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is valued at fair value with changes reflected on the income statement.

FORWARD LOOKING STATEMENTS

     This Quarterly Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include the words “believe,” “expect,” “plans” or similar words and are based in part on the Company’s reasonable expectations and are subject to a number of factors and risks, many of which are beyond the Company’s control. Actual results could differ materially from those discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as a result of any of the following factors:

a)	general economic conditions and their impact on the retail environment;

b)	fluctuations in the price of gold and other metals used to manufacture the Company’s jewelry;

c)	risks related to the concentration of the Company’s customers, particularly the operations of any of its top customers;

d)	variability of customer requirements and the nature of customers’ commitments on projections and orders; and

e)	the extent to which the Company is able to attract and retain key personnel.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Quarterly Report will occur or continue in the future. Except for its required, periodic filings under the Securities Exchange Act of 1934, the Company undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

LJ INTERNATIONAL INC.
PART II — OTHER INFORMATION

Item 1 and 2

     Not applicable.

Item 3.

     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Not applicable.

Item 4 and 5

     Not applicable

Item 6.

(a)	Reports On Form 8-K

Not applicable.